UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Anacor Pharmaceuticals Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
032420101
(CUSIP Number)
Jeffrey I. Martin, Esq.
152 West 57th Street, 23rd Floor
New York, NY 10019
(212) 751-6677
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 21, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	032420101

1	NAMES OF REPORTING PERSONS Rho Ventures IV QP LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,621,423 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,621,423 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,621,423 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D is filed by Rho Ventures IV QP LP (“RV QP”), Rho Ventures IV LP (“RV IV”), Rho Ventures IV GmbH & Co Beteiligungs KG (“RV KG”), Rho Ventures IV Holdings LLC (“RV IV Holdings”), Rho Capital Partners Verwaltungs GmbH (“RCP GmbH”) and Rho Management Ventures IV L.L.C. (“RMV,” together with RV QP, RV IV, RV KG, RV IV Holdings and RCP GmbH, collectively, the “Rho Entities”), Mark Leschly (“Leschly”), Habib Kairouz (“Kairouz”) and Joshua Ruch (“Ruch,” together with Leschly, Kairouz and the Rho Entities, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3) This percentage is calculated based upon 28,187,737 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2011.

Page 2 of 16 pages

CUSIP No.	032420101

1	NAMES OF REPORTING PERSONS Rho Ventures IV LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,621,423 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,621,423 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,621,423 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3) This percentage is calculated based upon 28,187,737 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 12, 2011.

Page 3 of 16 pages

CUSIP No.	032420101

1	NAMES OF REPORTING PERSONS Rho Ventures IV GmbH & Co Beteiligungs KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,621,423 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,621,423 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,621,423 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3) This percentage is calculated based upon 28,187,737 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 12, 2011.

Page 4 of 16 pages

CUSIP No.	032420101

1	NAMES OF REPORTING PERSONS Rho Ventures IV Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,621,423 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,621,423 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,621,423 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3) This percentage is calculated based upon 28,187,737 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 12, 2011.

Page 5 of 16 pages

CUSIP No.	032420101

1	NAMES OF REPORTING PERSONS Rho Capital Partners Verwaltungs GmbH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,621,423 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,621,423 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,621,423 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3) This percentage is calculated based upon 28,187,737 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 12, 2011.

Page 6 of 16 pages

CUSIP No.	032420101

1	NAMES OF REPORTING PERSONS Rho Management Ventures IV L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,621,423 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,621,423 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,621,423 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3) This percentage is calculated based upon 28,187,737 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 12, 2011.

Page 7 of 16 pages

CUSIP No.	032420101

1	NAMES OF REPORTING PERSONS Mark Leschly

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Kingdom of Denmark

	7	SOLE VOTING POWER

NUMBER OF		12,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,621,423 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,000

WITH	10	SHARED DISPOSITIVE POWER

5,621,423 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,633,423 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.0% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3) This percentage is calculated based upon 28,187,737 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 12, 2011.

Page 8 of 16 pages

CUSIP No.	032420101

1	NAMES OF REPORTING PERSONS Habib Kairouz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,621,423 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,621,423 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,621,423 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3) This percentage is calculated based upon 28,187,737 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 12, 2011.

Page 9 of 16 pages

CUSIP No.	032420101

1	NAMES OF REPORTING PERSONS Joshua Ruch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,621,423 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,621,423 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,621,423 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3) This percentage is calculated based upon 28,187,737 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 12, 2011.

Page 10 of 16 pages

CUSIP No.	032420101
Introduction
This Amendment No. 1 (the “Amendment”) is being filed to reflect the internal restructuring of certain of the Reporting Persons and does not change the aggregate beneficial ownership of the shares of common stock (the “Shares”) by entities affiliated with Rho Capital Partners, Inc. This restructuring is expected to become effective within 60 days of October 21, 2011 and will result in Rho Management Trust I’s (“RMT I”) ownership of Shares being replaced by Rho Ventures IV Holdings, LLC (“RV IV Holdings”). Accordingly, this Amendment removes RMT I and its investment advisor, Rho Capital Partners, Inc., as Reporting Persons and adds RV IV Holdings as a Reporting Person.
ITEM 2. Identity and Background.
(a) The persons and entities filing this statement are Rho Ventures IV QP LP (“RV QP”), Rho Ventures IV LP (“RV IV”), Rho Ventures IV GmbH & Co Beteiligungs KG (“RV KG”), Rho Ventures IV Holdings, LLC (“RV IV Holdings”), Rho Capital Partners Verwaltungs GmbH (“RCP GmbH”) and Rho Management Ventures IV L.L.C. (“RMV,” together with RV QP, RV IV, RV KG, RV IV Holdings and RCP GmbH, collectively, the “Rho Entities”) and Mark Leschly (“Leschly”), Habib Kairouz (“Kairouz”) and Joshua Ruch (“Ruch,” together with Leschly, Kairouz and the Rho Entities, collectively, the “Reporting Persons”).
(b) The address of the principal place of business of each of the Reporting Persons is 152 West 57th Street, 23rd Floor, New York, New York 10019.
(c) The principal business of each of the Reporting Persons is the venture capital investment business.
(d) During the last five years, none of the Reporting Persons nor the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons nor the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Leschly is a citizen of the Kingdom of Denmark, Kairouz and Ruch are citizens of the United States. RV QP and RV IV are Delaware limited partnerships. RV IV Holdings and RMV are Delaware limited liability companies. RCP GmbH is a German limited liability company. RV KG is a German limited partnership.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling RMV, RCP GmbH and RCP (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 of the Schedule 13D filed by the Reporting Persons on December 10, 2010 and is incorporated by reference herein.
ITEM 5. Interest in Securities of the Issuer.

	Shares	Sole	Shared	Sole	Shared		Percentage
	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	of
Reporting Persons	Directly	Power	Power (1)	Power	Power (1)	Ownership	Class (2)
RV IV Holdings	1,533,600	0	5,621,423	0	5,621,423	5,621,423	19.9%
RV IV	703,859	0	5,621,423	0	5,621,423	5,621,423	19.9%
RV QP	1,657,064	0	5,621,423	0	5,621,423	5,621,423	19.9%
RV KG	1,726,900	0	5,621,423	0	5,621,423	5,621,423	19.9%
RCP GmbH	0	0	5,621,423	0	5,621,423	5,621,423	19.9%
RMV	0	0	5,621,423	0	5,621,423	5,621,423	19.9%
Leschly (3)	12,000	12,000	5,621,423	12,000	5,621,423	5,633,423	20.0%
Kairouz	0	0	5,621,423	0	5,621,423	5,621,423	19.9%
Ruch	0	0	5,621,423	0	5,621,423	5,621,423	19.9%

Page 11 of 16 pages

CUSIP No.	032420101

(1)	Leschly, Kairouz and Ruch serve as managing members of RMV, managing directors of RCP GmbH and managing partners of RCP. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly. Leschly, Kairouz and Ruch have voting and investment control over the shares owned by RV IV Holdings, RV IV, RV QP and RV KG, and may be deemed to beneficially own the shares held by RV IV Holdings, RV IV, RV QP and RV KG.

(2)	This percentage is calculated based upon 28,187,737 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 12, 2011.

(3)	On May 25, 2011, Leschly was granted an option for 24,000 shares of common stock. One twelfth of the shares subject to the option vests and become exercisable on each monthly anniversary of the grant date.
The information provided in Item 3 is hereby incorporated by reference.
ITEM 7. Materials to be Filed as Exhibits.

Exhibit 1:
Amended and Restated Investor Rights Agreement by and among the Issuer and the investors listed on Exhibit A thereto, dated as of December 24, 2008, (incorporated by reference to Exhibit 4.3 of the Issuer’s Registration Statement of Form S-1 (SEC File No. 333-169322), filed with the SEC on September 10, 2010).*

Exhibit 2:	Form of Lock-up Agreement.*

Exhibit 3:	Agreement regarding filing of joint Schedule 13D.

*	Incorporated by reference to the Schedule 13D filed by the Reporting Persons on December 10, 2010.

Page 12 of 16 pages

CUSIP No.	032420101
SIGNATURE
After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.
Date: October 25, 2011

RHO VENTURES IV QP LP RHO VENTURES IV LP

By	its General Partner, Rho Management Ventures IV L.L.C.

By:	/s/ Jeffrey I. Martin Jeffrey I. Martin
Authorized Signer

RHO MANAGEMENT VENTURES IV L.L.C.

By:	/s/ Jeffrey I. Martin Jeffrey I. Martin
Authorized Signer

RHO VENTURES IV GMBH & CO BETEILIGUNGS KG

By	its General Partner, Rho Capital Partners Verwaltungs GmbH

By:	/s/ Jeffrey I. Martin Jeffrey I. Martin
Authorized Signer

RHO CAPITAL PARTNERS VERWALTUNGS GMBH

By:	/s/ Jeffrey I. Martin Jeffrey I. Martin
Authorized Signer

RHO VENTURES IV HOLDINGS LLC

By:	/s/ Jeffrey I. Martin Jeffrey I. Martin
Authorized Signer

/s/ Jeffrey I. Martin

Jeffrey I. Martin, as Authorized Signer, on behalf of Mark Leschly

/s/ Jeffrey I. Martin

Jeffrey I. Martin, as Authorized Signer, on behalf of Habib Kairouz

/s/ Jeffrey I. Martin

Jeffrey I. Martin, as Authorized Signer, on behalf of Joshua Ruch

Page 13 of 16 pages

CUSIP No.	032420101
EXHIBIT INDEX

Exhibit 1:
Amended and Restated Investor Rights Agreement by and among the Issuer and the investors listed on Exhibit A thereto, dated as of December 24, 2008, (incorporated by reference to Exhibit 4.3 of the Issuer’s Registration Statement of Form S-1 (SEC File No. 333-169322), filed with the SEC on September 10, 2010).*

Exhibit 2:	Form of Lock-up Agreement.*

Exhibit 3:	Agreement regarding filing of joint Schedule 13D.

*	Incorporated by reference to the Schedule 13D filed by the Reporting Persons on December 10, 2010.

Page 14 of 16 pages